Exhibit 18.1
PREFERABLE ACCOUNTING PRINCIPLES LETTER FROM PRICEWATERHOUSECOOPERS LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, DATED NOVEMBER 20, 2012

Board of Directors
H.J. Heinz Company
One PPG Place
Pittsburgh, Pennsylvania 15222
Dear Directors:
We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.
We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012. Footnote 5 - Goodwill and Other Intangible Assets, therein describes a change in accounting principle from testing goodwill for impairment annually during the fourth quarter of the fiscal year to testing goodwill for impairment annually during the third quarter of the fiscal year. It should be understood that the preferability of one acceptable method of accounting over another for the date of the performance of annual impairment testing of goodwill has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.
We have not audited any financial statements of the Company as of any date or for any period subsequent to April 29, 2012. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.
Very truly yours,
/s/ PricewaterhouseCoopers LLP